Contact

laurakottke@mac.com

www.linkedin.com/in/laura-kottke
(LinkedIn)

windlift.com (Company)

Top Skills

Finance

Business Strategy

Team Leadership

Laura Kottke

Autonomous. Resilient. Transformative

United States

Experience

Windlift
Chief Financial Officer
August 2024 - Present (11 months)

Wax Minnesota, Inc
Partner-CEO
2010 - 2024 (14 years)
Minnesota

European Wax Center
Developer
2010 - 2020 (10 years)
Minnesota, Wisconsin, North and South Dakota

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Education

University of Wisconsin-Madison

College of St Catherine
Master's degree